Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ADDS LEADERSHIP TECHNOLOGY TO ADDRESS CARRIER CONVERGENCE NEEDS WITH ACQUISITION OF AXERRA NETWORKS, INC.

Acquisition enhances pseudowire capability and expands customer base

Ottawa, Canada, October 13, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced its acquisition of Axerra Networks, Inc. (“Axerra”).  Axerra is well known in the mobile network industry as a leader in pseudowire technology and has a product portfolio that allows carriers to address the increasing need to carry legacy TDM traffic over a packet based network.

Axerra’s industry leading portfolio of pseudowire products will strengthen and complement DragonWave’s packet microwave products.  The combined product portfolio will result in a robust converged solution delivering TDM and packet services over a single packet network that can operate over both microwave and fiber backhaul.  The new product portfolio will strengthen DragonWave’s solution for existing 2G and 3G networks and their evolution to 4G packet architectures.

DragonWave has acquired Axerra in an all cash transaction valued at $9.5 Million on a debt free basis.   An additional sales performance based earn out phase over the next 16 months could potentially raise the value of the transaction by up to $15.5 Million should Axerra meet certain revenue growth targets.  Any earn out which becomes payable may be paid in cash or DragonWave Common Shares, subject to applicable securities laws, at DragonWave’s option.

“This acquisition represents a key step in our customer and portfolio diversification strategy,” said Peter Allen, President and CEO of DragonWave, “The unique technology differentiators of Dragonwave and Axerra are totally aligned and complement each other to meet the backhaul requirements of next generation 3G/4G networks.  This will also strengthen our customer diversification as it brings a signification position with a Tier 1 US MSO.”

Axerra’s scalable pseudowire enabled products are being used globally by both Tier 1 and Tier 2 carriers as a mobile backhaul solution to meet the rapidly increasing demand for economical, high speed mobile broadband. When deployed in cell sites and central offices, the Axerra AXN family of transport and switching solutions enable a new era in mobile backhaul by supporting both legacy 2G/3G and next generation 4G services over a common packet network backhaul infrastructure.

“We are excited to join the DragonWave team, we believe our combined solution set will help enhance our product portfolio and expand the range of opportunities available to us in the future,” said Hezi Lapid, CEO of Axerra.

About Axerra Networks, Inc.

Axerra Networks is a leading provider of circuit emulation and service emulation solutions over packet access networks. Axerra’s pseudowire solutions enable incumbent carriers, competitive service providers, mobile wireless operators, and cable MSOs to extend IP + legacy voice and data services in native format over Ethernet, IP, and MPLS networks. The result is greater operational efficiency, new revenue opportunities, and a smooth migration strategy to a single converged network, without losing any revenue streams from profitable legacy services. For more information, please visit: www.axerra.com.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to growth opportunities and the potential benefits associated with DragonWave’s acquisition of Axerra.  Readers are cautioned not to place undue reliance on such statements.  These statements are subject to certain assumptions, risks and uncertainties, including the following:  uncertainty regarding Axerra’s future sales performance and revenue;  DragonWave’s ability to successful market the combined companies’ product; customer acceptance of the combined companies’ products;  the risk that expected synergies resulting from the acquisition will not materialize;  and the risk of incurring unexpected costs integrating the businesses. These and other risks could cause DragonWave’s actual results, performance, achievements and developments to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking statements. Other risk factors can be found in DragonWave’s Annual Information Form dated May 6, 2010 and other public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024